[Letterhead of Arnold & Porter LLP]

October 31, 2006

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Union Street Acquisition Corp.
Registration Statement on Form S-1
File No. 333-136530
Filed September 22, 2006

Dear Mr. Reynolds:

As counsel to Union Street Acquisition Corp., a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-136530) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. A. Clayton Perfall of the Company, dated October 27, 2006 (the “October 27 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the October 27 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 2.

We have provided to each of you, Mr. Mike Carney and Mr. Duc Dang a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on September 22, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. John Reynolds

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

General

1.	We note your response to previous comments 11 and 34 of our letter dated September 15, 2006. We also note disclosure throughout the document that Messrs. Perfall and Burke would be “personally liable” for claims that would reduce the trust proceeds. In the appropriate sections, please revise to clarify the responsibility of the company to bring actions against Messrs. Perfall and Burke to enforce the indemnification agreement if they either assert that they are not able to cover the expenses that would deplete the trust proceeds or that they are not liable under the indemnification.

RESPONSE:

We believe that, if Messrs. Perfall and Burke do not fulfill their indemnification obligations, the independent members of our Board of Directors are in the best position to determine the appropriate action to take. Therefore, in response to the Staff’s comment, we have modified the disclosure on pages 19 and 58 to clarify that the decision whether to bring actions against Messrs. Perfall and Burke to enforce their indemnification obligations would be made by those independent members.

2.	In connection with your response to comment 11, we note that Messrs. Perfall and Burke will not indemnify you for “indirect or consequential cost, such as litigation, pertaining” to your dissolution and liquidation. Clearly disclose those costs that would be indirect or consequential costs. Please revise to clarify that those expenses would be directly applied to the trust proceeds. Also in the appropriate section, please revise to clarify if the “indirect or consequential cost[s]” include litigation that would result from disputing the validity of the waivers.

RESPONSE:

The nature of “indirect or consequential” costs is that they are based on the facts and circumstances underlying the particular claim and cannot be expressly identified at this time. However, we have revised the disclosure on pages 10 and 58 to clarify that the indemnification does not cover litigation that would result from disputing the validity of the waivers.

Prospectus Summary

3.	Please provide the relevance of the statement that Snyder Communications acquired more than 40 businesses and created shareholder liquidity events valued at over $2.7 billion.

Mr. John Reynolds

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RESPONSE:

The Staff’s comments numbered 3, 11 and 20 all seem to take the position that the successful record of Messrs. Perfall and Burke in acquiring, growing and selling businesses is not material to investors in the Company. We respectfully disagree. As explained in the revised disclosure on page 49, we believe that there are several reasons why investors would find this information highly relevant: (1) it demonstrates that our management team has relevant experience in the business services industry identifying acquisition targets and successfully completing acquisitions; (2) based on their experience buying companies of comparable size to the Company’s targets in the business services industry, our management believes that potential sellers may care whether the persons to whom they are selling understand the business they are buying and have relevant experience operating similar businesses; and (3) to the extent that the management team remains in place following consummation of the business combination, their prior experience is directly relevant to whether they have the experience managing similar companies. Indeed, based on management’s discussions with the underwriters, we believe that investors’ investment decisions focus very much on information concerning the management team and their historical business record. We are concerned that the Staff’s comments will cause us not to include this important information that is being requested by investors in special purpose acquisition company (“SPAC”) offerings as investors seek to distinguish between the several offerings in the market.

Nevertheless, in an effort to be responsive to the Staff’s comments, we have modified certain of the disclosures regarding their prior business experience to delete some of the financial metrics included in Amendment No. 1. See pages 1, 49 and 68.

Risk Factors, page 13

4.	We note your response to prior comment 14 of our letter dated September 15, 2006 that you are not obligated to obtain a waiver from any lender you decide to borrow from. Please revise to clearly disclose that in this document in the appropriate sections and clarify if the lack of obligation applies to waivers from all potential creditors.

RESPONSE:

In response to the Staff’s comment, we have modified the disclosure on pages 19 and 51 to clarify that the Company is not obligated to obtain a waiver from any potential creditor.

Mr. John Reynolds

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

5.	We note your response to prior comment 15 of our letter dated September 15, 2006. Considering you may not have an obligation to obtain a waiver from all potential creditors, it is not clear how creditors’ claims could be subordinated to those of shareholders. Also, the indemnification arrangement is between you and Messrs. Perfall and Burke and does not appear to affect the debtor/creditor relationship of creditors and shareholders. We reissue comment 15. Please further explain how creditors’ claims could be subordinated to those of shareholders.

RESPONSE:

In response to the Staff’s comment, we have changed the word “could” to “would” before the words “take priority” on page 19.

6.	We note your response to prior comment 20 of our letter dated September 15, 2006. When determining the value of a company with a “poor operating performance” history, please revise to clarify, in the appropriate section, if you will determine the value fair market value based on the company’s current and past operations or value it based synergies, new agreements or plans you may have. If true, affirm that the valuation of the target will be that of the target’s fair market value only.

RESPONSE:

In response to the Staff’s comment, we have made further revisions to the language on page 28 to clarify that the value being discussed is the “fair market value.” The disclosure added in our prior amendment indicated that the Company would consider potential future performance in determining the fair market value. For example, we added language that the Company would consider the target’s “potential to generate cash in the future” and “ability to attract . . . new customers.” We believe that the disclosure reflects our view that it is not appropriate to discuss “synergies” with a target business given that the Company does not have current business operations.

7.	We note your response to prior comment 20 of our letter dated September 15, 2006 that the privately issued warrants will not be exercisable unless the public warrants are exercisable and there is a current prospectus. Please advise if such restriction on the privately issued warrants is evidenced by any of the exhibits to be filed.

RESPONSE:

The restriction on exercise of the privately issued warrants appears in Section 10.3 of the Private Placement Agreement (Exhibit 10.9) and Section 3.3 of the Warrant Agreement (Exhibit 10.10). Section 3.1 of the Registration Rights Agreement (Exhibit 10.4) prohibits registration of the warrants and the underlying shares unless the public warrants are exercisable and there is a current prospectus.

Mr. John Reynolds

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Use of Proceeds, page 35

8.	We reissue prior comment 24 of our letter dated September 15, 2006. We continue to note the statement that the allocations in the use of proceeds table are estimates and that actual expenditures for some or all of the items may differ. Provide clear disclosure of the contingencies that would result in a change in the use of proceeds and clearly state how the proceeds would be altered. Provide clear disclosure that the proceeds will not be altered beyond the specific alternatives discussed, rather than the current statement that you do not any changes other than these fluctuations.

RESPONSE:

In response to the Staff’s comment, we have deleted previous footnote 2 stating that the allocations in the use of proceeds table are estimates. See page 36.

Proposed Business, page 45

9.	We note your response to prior comment 25 of our letter dated September 15, 2006. Please revise to provide the citation where investors could locate the disclosed information.

RESPONSE:

In response to the Staff’s comment, we have provided citations on page 46 to where investors can locate the disclosed information.

10.	We note your response to prior comment 27 of our letter dated September 15, 2006. We reissue the comment. Please revise to clarify how your management offers you a competitive advantage aver your competitors. Discuss the efforts made to determine that other management teams are not of your management’s caliber.

RESPONSE:

In response to the Staff’s comment, we have deleted the first sentence of the first paragraph under what was previously “Our Executive Officers and Directors Offer Us a Competitive Advantage” and re-titled the section “Experience of our Executive Officers and Directors” on page 49.

Mr. John Reynolds

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

11.	We note your response to prior comments 28 and 29 of our letter dated September 15, 2006. We note the references to the growth in revenues listed for several of Mr. Perfall’s previous affiliations. Please revise to clarify how the disclosure is relevant to this offering since it is not clear what Mr. Perfall’s relationship with you would be after any business combination. Consider removing the specific disclosure that is not relevant to this particular transaction. We may have further comment.

RESPONSE:

Please see our response to Comment 3. Notwithstanding our view that this information is relevant to an investor, on page 1 we have deleted the financial information concerning Snyder Communications from the summary information on Mr. Perfall but have maintained it on page 49 where we also provide a detailed explanation of why this information is relevant to this transaction.

12.	Also, please revise to clarify that there is no assurance that management will achieve similar results once a combination is effected and that the results disclosed on page 48 could have been attributed to a number of other factors independent of Mr. Perfall’s efforts.

RESPONSE:

In response to the Staff’s comment, we have added disclosure on pages 49 and 51. We believe that these additions and the deletions made in response to Comments 3 and 10 make the disclosure clear.

13.	We reissue prior comment 30 of our letter dated September 15, 2006. Given the lack of specific steps taken by the company and management in identifying a target business or specifics in the industry, provide the basis for your belief that “there are a number of target businesses that are attractive business combination targets for us” or remove.

RESPONSE:

In response to the Staff’s comment, we have deleted the sentence that was previously on page 51 (page 52 of Amendment No. 2) regarding the Company’s belief that there are a number of businesses that are attractive business combination targets.

14.	We note your response to prior comment 31 of our letter dated September 15, 2006. Please revise to explain how “financial condition and results of operations” is a criterion that aids investors in their investment decision. All companies have some financial condition. Also, revise to explain how “stage of development” is a criterion

Mr. John Reynolds

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

that you will use as all companies are at same stage of development. Revise to clarify if you are looking for high or low “barriers to entry.” The above are just examples. Please revise to clarify your criteria which you plan to use to search for a business combination.

RESPONSE:

In response to the Staff’s comment, we have deleted reference to “financial condition and results of operations” and “stage of development of the business” on page 53. We note that the disclosure states that the Company will have “virtually unrestricted flexibility in identifying and selecting” targets. We do not think it is appropriate to state whether the Company will pursue a company with high or low “barriers to entry.” For example, it may pursue a company with low barriers to entry but a strong management team or the opposite — high barriers to entry but a weaker management team. All of these factors, collectively, as well as price, will be taken into account when evaluating a potential target, which we believe is the important point of the disclosure in this section.

15.	We note your response to prior comment 32 of our letter dated September 15, 2006. Please revise to clearly affirm if you are required to quantify the value of the any target prior to entering into any asset purchase, share purchase or merger agreement.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 54.

16.	In connection with your response to prior comment 32 of our letter dated September 15, 2006, we also note that the target business you acquire “must have a fair market value equal to at least 80% of your net assets.” Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you used a share exchange. Clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

RESPONSE:

We have not said that the target business must have a fair market value equal to at least 80% of our net assets. We have said that the target business must have a fair market value equal to 80% of the balance in the trust account. We have added disclosure on page 54 to provide investors with clarity regarding why the Company has chosen to use this criterion.

Mr. John Reynolds

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

17.	We note the disclosure that the approval of any business combination will require the approval of the majority of the shares voted. As such it appears that a non-vote will have no effect an the approval of any proposed transaction. Please revise to clearly disclose that non-votes have no effect on the approval and disclose the minimum amount of time you will provide for shareholders to vote on any transaction. Also, revise to reflect this difference in the table on pages 60-63.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 56 to clarify the quorum and voting requirements in the Company’s Certificate of Incorporation and By-laws. We note, however, that our prior disclosure has appeared in virtually every other SPAC prospectus that we have reviewed. We have not found similar disclosure to that included in our Amendment No. 2 in any other SPAC prospectus, nor was it required of either Granahan McCourt Acquisition Corp. or Rhapsody Acquisition Corp., both of which were declared effective within the past month.

18.	We reissue prior comment 35 of our letter dated September 15, 2006. We continue to note the reference to vendors and claims of other parties. Please provide clear disclosure of the claims that would fall within this category and provide clear disclosure of those claims that would not be covered by the indemnification. Provide clear disclosure of any limitations placed upon the indemnification. Revise similar disclosure in the risk factors section.

RESPONSE:

In response to the Staff’s comment, we have modified the disclosure on page 58 and elsewhere throughout the prospectus to further clarify the nature of the indemnification obligations of Messrs. Perfall and Burke. We note, however, that it is not possible or appropriate to speculate regarding the specific claims that may occur in the future. The disclosure represents the Company’s best assessment of the types of claims that might arise and provides clear guidance on the categories of claims that would and would not be covered.

19.	We note your response to comment 36 of our letter dated September 15, 2006. Pursuant to Rule 419 of Regulation C, both the securities issued and funds raised are deposited in an escrow/trust account. As such, their disposal after the expiration of a definite time period appears to be substantially different. Please review Rule 419 and revise your disclosure accordingly.

Mr. John Reynolds

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RESPONSE:

The Staff’s prior Comment 36 requested a comparison of dissolution under our structure applying Delaware law and the structure required by Rule 419 of Regulation C. This Comment 19 notes that, in an offering under Rule 419, both securities issued and a defined portion of the funds raised are deposited in an escrow/trust account. This difference between our structure and a Rule 419 offering is already disclosed under “Escrow of offering proceeds” and “Trading of Securities Issued” on pages 61 and 62. However, we continue to see no reason why this difference gives rise to a difference in the process for dissolving a company, which would be governed by state law. We note that, since the time we filed Amendment No. 1, the Staff has declared effective two other SPAC offerings (Granahan McCourt Acquisition Corp. and Rhapsody Acquisition Corp.), neither of which contained disclosure responsive to this comment.

20.	Provide the relevance of specific transactional disclosure in this section, such as the sale price of Imagitas, or remove.

RESPONSE:

Please see our response to Comment 3. In response to the Staff’s comment, we have deleted the sale price of Imagitas on page 68.

Certain Relationships and Related Transactions

Prior Share Issuances, page 69

21.	We have reviewed your response to comment 43 of our letter dated September 15, 2006 noting you do not believe there was an increase in the fair value of shares issued to new outside directors for services to be provided to the company. Please provide a detailed discussion of how you determined the $.008 per share issued four days prior to your firm commitment offering represents fair value, considering the unit offering (i.e., one share of common stock and one warrant) is at $8.00 per unit

RESPONSE:

The Company has not signed an underwriting agreement with its underwriters, and therefore, there is no firm commitment underwriting at this time. The Company remains of the opinion that there was no increase in the fair value of the shares as of August 7, 2006, compared with the price at the time of incorporation on July 18, 2006 or the stock issuance on July 24, 2006. The $8.00 per unit price is for securities offered in the public offering, following the entering into of the underwriting agreement with the underwriters. Those securities will be freely tradable and will have the benefit of the various investor protections built into the

Mr. John Reynolds

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Company’s offering structure. Until the public offering of the Units is complete, given market uncertainties, the Company views the shares sold to its principal stockholders to have only nominal value, as reflected in the $.008 per share price.

Principal Stockholders, page 73

22.	Please revise to clarify the “entities associated” with executive officers that is referred to on page 73 in response to prior comment 44 of our letter dated September 15, 2006.

RESPONSE:

In response to the Staff’s comment, we have modified the disclosure on pages 7, 75, 79 and 89 to clarify that the entities referred to are controlled affiliates. In addition, after a permitted transfer, the fact that these securities remain subject to the terms of the escrow agreement is clearly disclosed.

Shares Eligible for Future Sale, page 76

23.	We note your response to prior comment 45 of our letter dated September 15, 2006. Under the caption “SEC position on Rule 144 sales,” please revise to disclose those securities that would be subject to the position taken in the Ken Worm Letter. We reissue prior comment 45. In light of the Ken Worm letter, explain the reference to shares being eligible for resale under Rule 144 after 2008.

RESPONSE:

In response to the Staff’s comment, we have modified the disclosure on page 79 to expressly state that the Staff’s position, as described under “SEC Position on Rule 144 Sales”, applies to the private placement shares.

24.	We note the statement that after the units are released for sale to the public the underwriters may change the public offering price and the concession and discount to broker/dealers. Please revise, if true, to clarify that once the shares are purchased by the underwriters from the company and the underwriter is selling to the public the public offering price and the concession and discount may be changed.

RESPONSE:

The disclosure on page 87 appears to us to already say what the staff is requesting, namely, that “If all the units are not sold at the initial public offering price, the underwriters may change the public offering price and the concession and discount to broker/dealers.”

Mr. John Reynolds

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

This notwithstanding, we have modified the disclosure to clarify that any such change may be made by the underwriters only after they have committed to purchase the units from the Company.

Exhibits

25.	We note that a number of exhibits have not been filed. To allow adequate time for the review of the exhibits, please file with the next amendment.

RESPONSE:

All exhibits have been included with the filing of Amendment No. 2.

In response to the Staff’s comments, we have modified the exhibit list to include all exhibits proposed to be filed and indicated whether such exhibits have been previously filed or are being filed with this amendment.

***********

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 703-720-7011 or Amanda Newby at 703-720-7032.

Very truly yours,

By:	/s/ Kevin J. Lavin
Kevin J. Lavin

cc:	Mr. Duc Dang — Securities and Exchange Commission
Mr. Mike Carney — Securities and Exchange Commission

Mr. A. Clayton Perfall — Union Street Acquisition Corp.